EXHIBIT 99.1

Sono Motors to Partner With ÖPNV-Service for Solar Retrofit Implementation

  Sono Motors Signs Letter of Intent (LoI) With ÖPNV-Service Hagen
  The LoI is Expected to Lead to a Strategic Partnership With ÖPNV-Service for the Implementation of Sono Motors’ Solar Retrofit Solution for Buses, the Solar Bus Kit
  The New Partner is Expected to Provide Installation, Servicing and Logistics Services
  Sono Motors’ Solar Bus Kit Can Reduce Fuel Consumption and Inner-City Greenhouse Gas Emissions by Supplying Buses with Solar Power

MUNICH, Germany, Sept. 06, 2022 (GLOBE NEWSWIRE) -- The solar mobility OEM Sono Motors (subsidiary to “Sono Group N.V.”, NASDAQ: SEV) announced the signing of a letter of intent (LoI) with ÖPNV-Service Hagen. The parties aim to conclude a contract concerning a partnership for Sono Motors’ solar retrofit solution, the Solar Bus Kit. As part of the partnership, the companies are expected to cooperate on the Kit’s installation, after-sales and logistics services to increase assembly capacity in Europe and provide fast and professional retrofits, as well as maintenance. ÖPNV-Service has over 15 years of experience as a service provider in the public transportation sector and performs 4,000 modernizations of commercial vehicles annually.

“While the transition of public transportation towards a zero-emission future will still take a few years, the Solar Bus Kit is a solution that enables an immediate response to new emission regulations, like the Euro 7 standard, and increasing energy prices. To meet the needs of the industry and help our bus operators to cut costs and emissions throughout their fleets, we were looking for a partner who can support us with implementing our Solar Bus Kit,” says Laurin Hahn, CEO & co-founder of Sono Motors.

The Solar Bus Kit is a versatile and straightforward solution, optimized for the most common 12-meter public transport bus types on the European market, including Mercedes-Benz Citaro and MAN Lion City. It allows subsystems, such as heating, ventilation, and air conditioning (HVAC), to be partially powered by renewable energy, thereby saving fuel, CO2, and costs. The Kit can save up to 1,500 liters of diesel and up to 4 tonnes of CO2 per bus per year from the approximately 1.4 kW peak installation with about 8 sqm of solar panels. Bus fleet operators stand to see a potential payback time of approximately 3-4 years, depending on days in operation and fuel prices.

Lars Löhle, Head of Product Sono Solar, says: “We intend to enter into a cooperation with ÖPNV-Service to provide fast installation and maintenance for our national and international customers while meeting our quality standards.”

ÖPNV-Service’s field of expertise lies in the areas of cabling, repair, maintenance, and services for public transportation. The company retrofits several thousand means of transport per year and is listed as an official supplier for various fleet operators, like Deutsche Bahn, which operates over 17,000 buses.

The partners signed an LoI to express their mutual interest in this cooperation. The current negotiations aim to conclude a contract and start operations in the fourth quarter of 2022. With respect to long-term cooperation, the parties are looking into expanding their partnership to sales and distribution of the Kit. Sono Motors will announce more information on the Solar Bus Kit during IAA Transportation from 19 - 25 September, 1 Hall 26 Booth C02 and at InnoTrans from 20 - 23 September, Mobility+ exhibition area, Hall 7.1c, Booth 210.

ABOUT SONO MOTORS
Sono Motors is on a pioneering mission to accelerate the revolution of mobility by making every vehicle solar. Sono Motors’ disruptive solar technology has been engineered to be seamlessly integrated into a variety of vehicle architectures — including buses, trucks, trailers, and more — to extend range and reduce fuel costs as well as the impact of CO2 emissions, paving the way for climate-friendly mobility.

The Company’s trailblazing vehicle, the Sion, will be the world’s first affordable solar electric vehicle (SEV) for the masses. Empowered by a strong global community, Sono Motors has over 20,000 reservations with advance down-payments for the Sion as of 1 September 2022.

PRESS CONTACT
Christian Scheckenbach | Mobile: +49(0)17618050132
E-Mail: press@sonomotors.com   | Website: www.sonomotors.com/press

FORWARD-LOOKING STATEMENTS
This press release includes forward-looking statements. The words "expect", "anticipate", "intends", "plan", "estimate", "aim", "forecast", "project", "target", “will” and similar expressions (or their negative) identify certain of these forward-looking statements. These forward-looking statements are statements regarding the Company's intentions, beliefs, or current expectations. Forward-looking statements involve inherent known and unknown risks, uncertainties, and contingencies because they relate to events and depend on circumstances that may or may not occur in the future and may cause the actual results, performance, or achievements of the Company to be materially different from those expressed or implied by such forward looking statements. These risks, uncertainties and assumptions include, but are not limited to (i) the impact of the global COVID-19 pandemic on the global economy, our industry and markets as well as our business, (ii) risks related to our limited operating history, the rollout of our business and the timing of expected business milestones including our ability to complete the engineering of our vehicles and start of production on time and budget and risks related to future results of operation, (iii) risks related to our unproven ability to develop and produce vehicles and with expected or advertised specifications including range, and risks relating to required funding, (iv) risks related to our ability to monetize our solar technology, (v) risks relating to the uncertainty of the projected financial information with respect to our business including the conversion of reservations into binding orders, (vi) effects of competition and the pace and depth of electric vehicle adoption generally and our vehicles in particular on our future business and (vii) changes in regulatory requirements, governmental incentives and fuel and energy prices. For additional information concerning some of the risks, uncertainties and assumptions that could affect our forward-looking statements, please refer to the Company’s filings with the U.S. Securities and Exchange Commission (“SEC”), which are accessible on the SEC’s website at www.sec.gov and on our website at ir.sonomotors.com. Many of these risks and uncertainties relate to factors that are beyond the Company's ability to control or estimate precisely, such as the actions of regulators and other factors. Readers should therefore not place undue reliance on these statements, particularly not in connection with any contract or investment decision. Except as required by law, the company assumes no obligation to update any such forward-looking statements.